 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________________
FORM 11-K
 ________________________________________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2021
Or
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 001-39483

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Vontier Retirement Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Vontier Corporation
5438 Wade Park Boulevard, Suite 600
Raleigh, NC 27607
(985) 275-6000

VONTIER RETIREMENT SAVINGS PLAN

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
AS OF DECEMBER 31, 2021 AND 2020
AND FOR THE YEAR ENDED DECEMBER 31, 2021,
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

VONTIER RETIREMENT SAVINGS PLAN

FORM 11-K

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of Vontier Retirement Savings Plan
Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Vontier Retirement Savings Plan (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2021 and 2020, and the changes in its net assets available for benefits for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2021, (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2020.
Raleigh, North Carolina
June 24, 2022

VONTIER RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2021 AND 2020
($ in millions)

	2021	2020
ASSETS
Plan’s interest in the Master Trust	$365.9	$334.0
Receivables:
Notes receivable from participants	4.6	4.4
Total receivables	4.6	4.4
NET ASSETS AVAILABLE FOR BENEFITS	$370.5	$338.4
See the accompanying notes to the financial statements.

VONTIER RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2021
($ in millions)

ADDITIONS
Contributions:
Participant	$19.3
Rollovers	3.7
Employer	13.5
Total contributions	36.5
Investment income:
Interest income on notes receivable from participants	0.2
Net investment gain from Plan’s interest in Master Trust	43.9
Total investment income	44.1
Total additions	80.6
DEDUCTIONS
Benefit payments	48.2
Administrative expenses	0.3
Total deductions	48.5
NET INCREASE	32.1
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	338.4
End of year	$370.5
See the accompanying notes to the financial statements.

VONTIER RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1. DESCRIPTION OF THE PLAN
The following description of the Vontier Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and summary plan description for a more complete description of the Plan’s provisions.
General
Vontier Corporation (“Vontier,” the “Company” or the “Plan Sponsor”) is a global industrial technology company. Vontier is a Delaware corporation and was incorporated in 2020 in connection with the separation of Vontier from Fortive Corporation (“Fortive”) on October 9, 2020 as an independent, publicly traded company (the “Separation”). The Separation was completed in the form of a pro rata distribution of 80.1% of the Outstanding common stock of Vontier to Fortive stockholders of record on September 25, 2020. In January 2021, Fortive sold the remaining 33.5 million shares of the Company’s common stock as part of a secondary offering. After the secondary offering, Fortive no longer owned any of the Company’s outstanding common stock. In anticipation of the Separation, Vontier assumed sponsorship of the Plan and established the Vontier Retirement Savings Plan and Vontier Union Retirement Savings Plan Master Trust (the “Master Trust”) effective October 9, 2020. The Master Trust created a single trust formed to hold and invest assets of the Plan and other eligible tax-qualified defined contribution plans maintained by the Plan Sponsor. Refer to Note 3 for additional information regarding the Master Trust.
The Plan is a defined contribution plan established for eligible full-time and part-time non-union employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Plan is administered through affiliates of the trustee, Fidelity Management Trust Company (“Fidelity” or the “Plan Administrator”). Significant provisions related to contributions, benefit payments, and investments are provided below.
Contributions
Eligible participants may contribute up to 75% of their compensation (subject to annual maximums). Participant contributions and the earnings or losses thereon are fully vested at all times.
The Company’s retirement contributions are determined at the discretion of the Plan Sponsor. The discretionary retirement contribution can range from 0% to 2% of eligible compensation, as defined by the Plan document. For the year ended December 31, 2021, the retirement contribution was 2% of eligible compensation. The portion of the retirement contribution that is calculated on eligible compensation above the Social Security wage base in effect at the beginning of the Plan year is calculated and deposited into eligible participant accounts subsequent to the Plan year end. Participants are eligible for Company retirement contributions upon completion of one year of service and become fully vested upon completion of three years of service.
In addition, the Company makes matching contributions into the Plan. These matching contributions are considered “safe harbor” and the percentage for the safe harbor matching contributions has been established in the Plan document. The Company matching contribution is 100% of the first 3% of eligible compensation, as defined, contributed by the participant plus 50% of the next 2% of eligible compensation contributed. Participants are immediately 100% vested in all safe harbor matching contributions.
Benefit Payments
A participant who attains normal retirement age (age 65) shall be entitled to payment of the balance in their account. A participant who remains employed after attainment of normal retirement age shall continue to participate under the same terms and conditions as applied prior to reaching normal retirement age. A participant must begin receiving distributions no later than April 1 following the later of the year in which they retire from the Company or the calendar year in which they reach the age of 72.
The beneficiary or beneficiaries of a deceased participant shall be entitled to payment of the participant’s vested account balance within a reasonable period of time after the participant’s death.
Upon total and permanent disability, a participant shall be entitled to payment of the balance in their account within a reasonable period of time after termination of employment.

Upon a participant’s termination of employment for reasons other than as specified above, a participant is entitled to payment of their vested account balance. If the vested value of the participant’s account is $1,000 (applied separately to Roth and non-Roth balances) or less, payment will automatically be made in a single lump sum. If the vested value of the participant’s Roth or non-Roth balances is greater than $1,000 and does not exceed $5,000, the Plan Administrator will automatically rollover the Roth or non-Roth balances to a separate Fidelity Individual Retirement Account. If the vested value of the participant’s account is more than $5,000, the participant must contact the Plan Administrator to request a distribution.
Eligible participants may request a hardship or age 59 1/2 in-service withdrawal of all or a portion of their vested account while still working for the Company in accordance with procedures established by the Plan Administrator, subject to certain limitations and tax penalties.
Notes Receivable from Participants
A participant may receive a loan from the Plan in accordance with the policy established by the Plan Sponsor. Any such loan or loans shall not exceed the lesser of 50% of the participant’s vested account balance or $50,000 reduced by the participant’s highest outstanding loan balance in the Plan during the one-year period ending on the day before the loan is made. The Plan Administrator establishes the maximum maturity period that is permitted to prevent the loan from being treated as a distribution. Plan provisions require that all loans must be paid back within 60 months. The Plan Administrator may require loan payments to be made through payroll deductions.
Participant Accounts
Each participant account is credited with the participant’s contributions, employer safe harbor matching contributions, employer retirement contributions, and an allocation of Plan earnings or losses, and is charged quarterly with administrative expenses and recordkeeping fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees.
The Plan participates in a revenue credit program (“Credits”). Credits are earned in connection with the Plan’s revenue sharing arrangements with certain investment funds. The Credits are deposited in an unallocated account and can be used to pay ERISA-qualified expenses or can be allocated to eligible participant accounts. The calculated Credit is funded quarterly in arrears by the Plan Administrator.
Unallocated Accounts
As of December 31, 2021 and 2020, the Company had no unallocated and non-vested accounts, including forfeited amounts. If the Company were to have these amounts, they would be used to reduce future employer contributions and to pay administrative expenses.
Termination of the Plan
Although the Company, as the Plan Sponsor, has not expressed an intention to do so, the Plan may be terminated at any time. In the event of termination of the Plan, the account balances of participants as of the date of termination shall immediately become vested.
CARES Act

On March 27, 2020 the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law. The CARES Act allows retirement plans to provide participants who are impacted by the coronavirus (as defined in the CARES Act) with greater access to their savings. As permitted by the CARES Act, the Plan opted in to implement the following provisions:

•Through December 31, 2020, qualified individuals were permitted to take a penalty-free distribution in an amount up to $100,000 from the Plan. Participants who take a qualified distribution have the option to have the distribution taxed over a three-year period, with the ability to recontribute up to the full amount of the distribution within three years and not be subject to federal income tax as a result.

•Required minimum distributions for calendar year 2020 were waived for retired and retirement-aged individuals.

•For loans outstanding on or after March 27, 2020, the due date on loan repayments due from March 27, 2020 to December 31, 2020 may be delayed under the Plan for up to one year. Any payments after the suspension period will be adjusted to reflect the delay and any interest accruing during the delay.
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Risks and Uncertainties
Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Notes Receivable from Participants
Notes receivable from participants represent participant loans and are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2021 and 2020. If a participant ceases to make loan repayments and has reached a distributable event, the loan balance is reduced and a benefit payment is recorded.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 4 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Payment of Benefits
Benefits are recorded when paid.
NOTE 3. MASTER TRUST
As discussed in Note 1, the Company established the Master Trust whereby investments are held collectively for certain defined contribution plans maintained by the Plan Sponsor. Each participating plan’s interest in the investment funds of the Master Trust is based on account balances of the participants and their elected funds within each participating plan.
The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. The Net investment gain from Plan’s interest in Master Trust is presented in the Statement of Changes in Net Assets Available for Benefits and consists of the realized and unrealized gains and losses and interest and dividend on those investments.

The following summarizes the value of the net assets of the Master Trust and the Plan’s interest in the Master Trust as of December 31:

	2021		2020
($ in millions)	Master Trust Balances	Plan’s Interest in Master Trust Balances	Master Trust Balances	Plan’s Interest in Master Trust Balances
Money market funds	$1.3	$1.3	$0.1	$0.1
Vontier Corporation Stock Fund:
Vontier common stock	3.9	3.3	5.2	4.6
Money market funds	—	—	0.1	0.1
Fortive Corporation Stock Fund:
Fortive common stock	12.2	9.7	17.1	14.5
Money market funds	0.1	0.1	0.1	0.1
Mutual funds	123.5	109.9	100.8	90.3
Common/collective trusts	257.3	205.5	241.7	190.3
Separately managed funds:
Money market funds	—	—	0.4	0.3
Common stock	17.1	13.9	17.9	14.6
Mutual funds	6.5	6.1	4.5	4.1
Self-directed brokerage account	17.2	16.1	16.0	15.0
Total investments in Master Trust, at fair value	439.1	365.9	403.9	334.0
Receivables	—	—	0.1	0.1
Payables	(0.1)	(0.1)	(0.1)	(0.1)
Total net assets in Master Trust	$439.0	$365.8	$403.9	$334.0
All Master Trust investments subject to leveling are categorized as Level 1. Refer to Note 4 for the fair value hierarchy table that sets forth by level the Master Trust investments as of December 31, 2021 and 2020.
The net investment income of the Master Trust (including gains and losses on investments held, bought and sold) for the year ended December 31, 2021 was as follows:

($ in millions)
Net appreciation of the fair value of investments	$45.4
Interest and dividend income	5.6
Total investment income of the Master Trust	$51.0
NOTE 4. FAIR VALUE MEASUREMENTS
Accounting standards define fair value based on an exit price model, establish a framework for measuring fair value where the Plan’s assets and liabilities are required to be carried at fair value and provide for certain disclosures related to the valuation methods used within a valuation hierarchy. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, or other observable characteristics for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from, or corroborated by, observable market data through correlation. Level 3 inputs are unobservable inputs based on management’s assumptions. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The fair values of the Master Trust’s investments as of December 31, 2021, by asset category, were as follows:

($ in millions)	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market funds	$1.3	$—	$—	$1.3
Vontier Corporation Stock Fund:
Vontier common stock	3.9	—	—	3.9
Fortive Corporation Stock Fund:
Fortive common stock	12.2	—	—	12.2
Money market funds	0.1	—	—	0.1
Mutual funds	123.5	—	—	123.5
Separately managed funds:
Common stock	17.1	—	—	17.1
Mutual funds	6.5	—	—	6.5
Self-directed brokerage accounts	17.2	—	—	17.2
Common/collective trusts	257.3	—	—	257.3
Total investments in Master Trust, at fair value	$439.1	$—	$—	$439.1
The fair values of the Master Trust’s investments as of December 31, 2020, by asset category, were as follows:

($ in millions)	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market funds	$0.1	$—	$—	$0.1
Vontier Corporation Stock Fund:
Vontier common stock	5.2	—	—	5.2
Money market funds	0.1	—	—	0.1
Fortive Corporation Stock Fund:
Fortive common stock	17.1	—	—	17.1
Money market funds	0.1	—	—	0.1
Mutual funds	100.8	—	—	100.8
Separately managed funds:
Money market funds	0.4	—	—	0.4
Common stock	17.9	—	—	17.9
Mutual funds	4.5	—	—	4.5
Self-directed brokerage accounts	16.0	—	—	16.0
Common/collective trusts	241.7	—	—	241.7
Total investments in Master Trust, at fair value	$403.9	$—	$—	$403.9
Refer to Notes 1 and 3 for additional disclosures regarding the Master Trust.
Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value.
Money market funds and mutual funds are valued at the quoted closing price reported on the active market on which the individual securities are traded.
The Vontier Corporation Stock Fund and Fortive Corporation Stock Fund consist of shares of the respective Company’s stock and short-term money market investments and are valued based on the quoted market price of the investments.
The separately managed funds consist of money market funds, common stock and mutual funds, which are valued at the last reported sales price of the security on the last business day of the year.

The self-directed brokerage accounts consist of certificates of deposit, corporate bonds, preferred stock, common stock and mutual funds, which are valued at the last reported sales price on the last business day of the year, and uninvested cash, which is recorded at carrying value as maturities are less than three months.
Participation units in the common/collective trust funds are valued using the net asset value of units held. The NAV is used to estimate fair value and is based on the fair value of the underlying investments held by the fund less its liabilities as determined by the issuer.
The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes the valuation methods are appropriate and consistent with the methods used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
NOTE 5. TAX STATUS OF THE PLAN
The Plan has not received a determination letter from the Internal Revenue Service (“IRS”) stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”). However, the plan administrator believes that the Plan has been designed to comply with, and is operating in accordance with, the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.
GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
NOTE 6. RELATED PARTY AND PARTIES IN INTEREST TRANSACTIONS
Certain investments are held in shares of mutual funds issued by affiliates of Fidelity. Fidelity is the trustee as defined by the Plan, therefore, these are party in interest transactions.

Additionally, as of December 31, 2021 and 2020, the Master Trust held 0.1 million and 0.2 million shares, respectively, of Vontier common stock within the Vontier Corporation Stock Fund. During the year ended December 31, 2021, the Vontier Corporation Stock Fund purchased $4.6 million and sold $5.6 million in Company stock and received $9 thousand of dividends related to shares of Vontier common stock.

As of December 31, 2020, the Master Trust also held 0.2 million shares of Fortive common stock within the Fortive Corporation Stock Fund. After the secondary offering in January 2021, Fortive no longer owned any of the Company’s outstanding common stock and is not considered a related party.

SUPPLEMENTAL SCHEDULE
VONTIER RETIREMENT SAVINGS PLAN
EIN: 84-2937008, PLAN NO. 001
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2021

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Participant loans	Interest rates range from 4.25% to 6.5% with maturity at various dates	**	$4,643,211

* Party in interest.
** Historical cost not required to be presented as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VONTIER RETIREMENT SAVINGS PLAN

June 24, 2022	By:	/s/ Danielle Riddell
Danielle Riddell
Vice President, Total Rewards

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm